3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial:  215.981.4009

direct fax:  215.981.4750

fordjm@pepperlaw.com

August 9, 2011

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Mary A. Cole, Esq.

Re:	Equinox Funds Trust 1940 Act File No. 811-22447 1933 Act File No. 333-168569

Dear Ms. Cole:

On behalf of Equinox Funds Trust (the “Trust”), this letter is being filed with the Securities and Exchange Commission via EDGAR to respond to oral comments of the Commission’s staff (the “Staff”) with respect to Post-Effective Amendment No. 1 (“PEA No. 1”) to the Trust’s Registration Statement on Form N-1A (“Registration Statement”).  PEA No. 1 was filed on April 6, 2011 pursuant to Rule 485(a) under the 1933 Act to register the following ten (10) new series of the Trust under the Investment Company Act of 1940 (the “1940 Act”) and to register each such series’ shares under the Securities Act: (1) Equinox Abraham Strategy Fund, (2) Equinox Cantab Strategy Fund, (3) Equinox Chesapeake Strategy Fund, (4) Equinox Crabel Two Plus Strategy Fund, (5) Equinox Eclipse Strategy Fund, (6) Equinox John Locke Strategy Fund, (7) Equinox Mesirow Strategy Fund, (8) Equinox QCM Strategy Fund, (9) Equinox QIM/WNTN Strategy Fund and (10) Equinox Tiverton Strategy Fund (each, a “Fund” and, collectively, the “Funds”).  PEA No. 1 contained one (1) prospectus for each Fund (each, a “Prospectus” and collectively, the “Prospectuses”) and one (1) combined statement of additional information for all Funds (the “SAI”).

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure contained in the Prospectuses and SAI.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Fund’s response to the Staff’s comments.  Post-Effective Amendment No. 13 (“PEA No. 13”) to the Registration Statement has been filed with the Commission pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”) to (i) incorporate changes discussed in this letter, and (ii) make other non-material changes.

* * *

PROSPECTUSES

Prospectus Summary –Fee Table and Expense Example

1.

Confirm that the fee waiver agreement will be in existence for at least one year from the effective date of the registration statement and that the expense example will reflect the fee waiver for those periods that coincide with the term of the fee waiver agreement.  In addition, disclose in a footnote more detail on the fee waiver agreement including expenses not waived or reimbursed.

Response:  Confirmed.  The fee waiver agreement will be in existence for at least one year from the effective date of the registration statement and the expense example will only reflect the waiver for those periods covered by the fee waiver agreement.  Additional information has been provided regarding those items excluded from the fee waiver.

2.

Disclose the wire transfer fee in a footnote to the fee table.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

3.

Does the fee table reflect the anticipated expenses of its wholly-owned foreign subsidiary (the “Subsidiary”)?

Response:  No.  The Subsidiary is not an investment company within the meaning of Section 3(b) nor is it a company that is excluded from the definition of investment company under Section 3(c).  As such, the fees and expenses of the Subsidiary are not included in the fee table.  The Fund will include a footnote to the fee table reflecting (i) that the fee table does not reflect the expenses of the Subsidiary, and (ii) that investors in the Fund indirectly bear such expenses through the Subsidiary.

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4.

Will expenses associated with writing (selling) put contracts or engaging in short selling be reflected in the fee table?

Response:   As further addressed in the Response to Question 5 below, any fees and expenses associated with writing put contracts or short selling will be absorbed by the “trading companies”1 in which the Fund or its Subsidiary invest. However, the investment adviser does not believe that the trading companies are very likely to engage in selling put contracts in any significant degree. In addition, such activity would not generally result in an expense to the trading company, but would generate premium and a contingent liability. Further, any such liability to an investor is limited by the fact that any loss ultimately borne by a Fund and its investors will be limited to the amount that such Fund or the Subsidiary has invested in the applicable trading company.

5.

Consider whether the expense table should reflect fees and expenses of the trading companies including performance fees.  In the alternative, consider whether a footnote disclosing that the investor indirectly bears the expenses of the trading companies, including any performance related fees, is appropriate.

Response:  Each Fund or its applicable Subsidiary will own the securities of one or more trading companies.  The performance of a Fund’s investment in a trading company will be net of any fees and expenses of the trading company.  The trading companies are not investment companies within the meaning of Section 3(a) of the 1940 Act nor are they companies that are excluded from the definition of investment company under Section 3(c) of the 1940 Act.  As such, the fees and expenses of the trading companies are not included in the fee table.

Each Fund will include a footnote to the fee table disclosing (i) that the fee table does not reflect the expenses of the trading company, (ii) that investors in the Fund indirectly bear such expenses through the Fund’s or Subsidiary’s investment in a trading company, and (iii) the character of the fees charged by the trading company, including whether any performance fee arrangements exist.

6.

Conform the disclosure preceding each Expense Example to the language set forth in Item 3 of Form N-1A.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

Prospectus Summary – Principal Investment Strategies

7.

Provide an analysis of whether the Funds should be subject to regulation by the Commodities Futures Trading Commission (“CFTC”) as commodity pools or commodity pool operators.

Response: The Funds are not commodity pools but are prima facie investment companies under paragraphs (A) and (C) of Section 3(a)(1) of the 1940 and are registered as open-end management investment companies with the Commission.  Each Fund, as a registered investment company, will claim the exclusion from the definition of “commodity pool operator” under CFTC Regulation 4.5.

The trading companies are commodity pools sponsored and operated by a commodity pool operator (“CPO”) and managed by a commodity trading adviser (“CTA”), each of which is registered as such under the Commodity Exchange Act, as amended.  No trading company invests in securities or engages in other actions that would meet the definition of an investment company as defined in section 3(a) of the Investment Company Act of 1940, as amended.

We believe this structure provides that each entity is subject to regulation by the appropriate regulator.  The Funds, which engage in investment activity in securities and hold themselves out to investors as investment companies, are subject to regulation by the SEC.  The trading companies, which engage in investment activity in commodities and face the various commodity futures exchanges, are subject to regulation by the CFTC.

8.

Disclose whether the Funds will, as a principal investment strategy, write (or sell) put contracts, use foreign currency derivative instruments or enter into a derivative instrument with a foreign counterparty (including a foreign bank entity).

Response: Each of the prospectuses has been revised to address the Staff’s comment.  The writing of put contracts, using foreign currency derivative instruments and entering into a derivative instrument with a foreign counterparty (including a foreign bank entity) will not be principal investment strategies of the Fund.  It is, however anticipated that a trading company in which a Fund invests may engage in such activity.

9.

Disclose the extent that the investment adviser anticipates a Fund will use leverage.

Response:  With respect to the Staff’s inquiry, it is perhaps helpful to note the important distinction between (i) “using leverage” in the sense of making investments that may raise “senior security” issues under section 18 of the 1940 Act, and (ii) “using leverage” in the sense of investing in securities of leveraged issuers.  In both instances, the Fund will “use leverage” -- directly in the former case or indirectly in the latter case; however the risk profile and regulatory obligations associated with the two uses are significantly divergent.

With respect to the Funds’ anticipated use of leverage, each Fund (or its Subsidiary) will purchase interests in a trading company.  The trading company will typically engage in active futures trading, and such futures investments are inherently leveraged due to the relatively low initial margin required to establish such futures positions.  Therefore, the trading companies will typically be leveraged.  Accordingly, the investment adviser believes that a Fund’s or Subsidiary’s investment in a trading company makes it appropriate to characterize each Fund as leveraged from a risk and disclosure perspective.  As an investor in a trading company, the Fund’s gains and losses from its investments in the trading company will be magnified by the trading company’s use of leverage.

Neither the Fund nor the investment adviser views the Fund’s position in one or more trading companies to give rise to leverage from a Section 18 “senior security” perspective because the Fund’s exposure to loss is limited to the amount of its investment in a trading company.  The Fund will not “owe” the trading company for trading losses, be subject to margin calls or be required to provide additional cash or follow-on investments into the trading company.

In other words, although the Fund’s investment in the trading company is theoretically subject to a total loss of value, it does not raise the type of concerns that a direct investment in futures contracts would create under section 18 of the 1940 Act.  In light of the Staff’s comments regarding the Fund’s use of leverage, we have added disclosure regarding the levered nature of the trading companies and its impact on the value and volatility of the Fund’s investments in them.

10.

Disclose the Fund’s policy with respect to the fixed income securities in which it will invest including credit quality limitations and the Fund’s ability to invest in non-investment grade fixed income securities.

Response:  The Fund may invest in fixed income securities of any maturity. Such fixed income securities may include, without limitation, corporate bonds and other corporate debt securities, securities issued by the U.S. government or its agencies and instrumentalities, money market securities and other interest-bearing instruments, and cash. The Fund invests in fixed income securities of domestic or foreign issuers rated BBB- or higher by Standard & Poor’s Rating Group or another nationally recognized statistical rating organization, or if unrated, determined by the investment adviser to be of similar quality.

11.

Confirm that the Fund investments in money market mutual funds will be consistent with Section 12 of the 1940 Act and the rules thereunder.

Response:  Yes.  The Fund will only invest in money market mutual funds to the extent permitted under Section 12(d)(1) of the 1940 Act and related rules thereunder including Rule 12d1-1 permitting investment in “money market funds” (as defined in Rule 12d1-1) in excess of the limits of Sections 12(d)(1)(A) and 12(d)(1)(B).

12.

In the prospectus for the Equinox Chesapeake Strategy Fund, consider whether Chesapeake’s strategy to “focus on capital preservation while attempting to provide positive annual returns” is consistent with the Fund’s investment objective to achieve long-term capital appreciation.

Response: We do not view an investment strategy that is focused on “capital preservation while attempting to provide positive annual returns” and an investment objective to achieve “long-term capital appreciation” as mutually exclusive.  A capital preservation strategy seeks to prevent loss of value while achieving moderate appreciation of assets.  While such strategy would not typically seek to maximize returns by investing in riskier assets, the goal is always to achieve long-term capital appreciation.

13.

With respect to the Equinox Crabel Two Plus Strategy Fund, explain the meaning of “Two Plus” in the Fund’s name.  In particular, does the term imply set amount of leverage that the Fund will maintain.  Also, explain in more detail how Crabel’s strategy is able to achieve “high risk adjusted returns and little to no correlation to traditional asset classes.”

Response:  Crabel’s “Two Plus” program utilizes various trading models.  These models all have holding periods of two or more days, hence the label “Two Plus”.  The program has historically enjoyed positive risk adjusted returns and low correlation to stocks and bonds.

14.

With respect to the wholly-owned foreign subsidiary (the “Subsidiary”) of each Fund, please provide representations that address the following:

(a)

Will each Fund look through the subsidiary regarding issuer diversification and industry concentration limitations?

Response:  Yes.  Each Fund will look through to the Subsidiary for purposes of measuring issuer diversification and industry concentration.

(b)

Will the Registrant consolidate the financial statements of the subsidiary and the Fund?

Response:  The financial statements of the Subsidiary will be included in the Fund’s annual and semi-annual reports.

(c)

Will the subsidiary’s advisory contract comply with Section 15 of the 1940 Act and will it be approved in accordance with Section 15 by the Fund’s Board of Trustees?

Response:  Yes.  The advisory contract will be approved by the Fund’s Board of Trustees in accordance with Section 15 of the 1940 Act.

(d)

Will the subsidiary comply with Sections 10 and 16 of the 1940 Act?

Response:  Yes.  The subsidiary will comply with Sections 10 and 16 of the 1940 Act.

(e)

Will the subsidiary submit to inspection by the Commission?  This could be documented in an undertaking in Part C.

Response:  Yes.  The Registrant will include an undertaking in Part C to the effect that the Subsidiary will submit to inspection by the Commission.

(f)

Will the subsidiary comply with Section 17(g) of the 1940 Act with respect to its custodial relationships?

Response:  Yes.  The Subsidiary will be included as a joint insured with the Fund on a fidelity bond liability insurance policy.

15.

With respect to the trading companies in which a Fund or Subsidiary may invest, please address the following:

(a)

Provide a description of the trading companies structure

Response:  The Funds seek to obtain exposure to a “managed futures program” of a CFTC-registered commodity trading adviser or “CTA” by investing, either directly or indirectly through its Subsidiary, in one or more trading companies.  The trading companies are commodity pools organized as Delaware limited liability companies that issue non-voting securities (“LLC interests”), which it is contemplated that a Fund (or its Subsidiary) will purchase.  With respect to the LLC interests the Fund holds, its potential for loss is limited to its investment in such trading company.2   All members of a trading company, including a Fund, will have the same rights as the other members.

A trading company is governed by an operating agreement, which identifies the trading company’s managing member and sets forth the manner in which the trading company is operated. Typically the managing member serves in an administrative capacity and under the terms of the operating agreement has very little discretion to do anything other than what is required of it by the operating agreement.

The trading company enters into an advisory agreement with a specific CTA identified in the operating agreement pursuant to which the CTA manages the trading company using its proprietary managed futures trading program.  Members have no voting rights and only have the ability to purchase additional LLC interests or redeem all or a portion of their LLC interests. The terms of the operating agreement provide that a trading company would be liquidated in the event the managing member or the CTA resigns or is no longer able to serve in such capacity.  A Fund will not purchase interests in a trading company that has an “affiliated person” of such Fund or its Adviser or an “affiliated person” of such persons  serving as its managing member or CTA

(b)

Clarify the terms “managed futures program” and “trading company” and discuss the trading companies’ volatility and use of leverage.

Response:  Each of the prospectuses has been revised to address the Staff’s comment.

“Managed futures programs” are trading strategies utilized by CTAs to trade futures contracts and other derivative instruments and may include among others, trend following, counter trend, market neutral, global macro, mean reversion, arbitrage, and options writing (selling).  Such strategies may be systematic strategies which use programmed trading based on a trading algorithm or other objective rules based program or discretionary trading strategies based on a CTAs fundamental analysis of the futures markets.

“Volatility” refers to the magnitude of anticipated changes in investment value.  Volatility is often measured as the annualized standard deviation of returns.  CTA programs have historic annualized standard deviations of approximately 20%.

With respect to the Fund’s use of leverage please see the response to Comment 9 above.  While the trading company itself does utilize leverage, the Fund’s interests in the trading company are not leveraged and the Fund can only lose an amount equal to its investment in the trading company.  An important advantage of a Fund’s or its Subsidiary’s investment in a trading company for its commodity and futures exposure rather than through direct purchases of commodities or futures contracts is that a Fund’s or its Subsidiary’s risk of loss is limited to its investment in the trading company securities.

(c)

Other than the Fund’s (or its Subsidiary’s) investment in the trading company, are there any affiliations between or among the trading companies, a Fund or any of its “affiliated persons” as such term is defined under Section 2(a)(3) under the 1940 Act.  Are there any affiliations between a Fund’s investment adviser and The Bornhoft Group (“TBG”)? Are there affiliations between the investment adviser  and other commodity pool operators or CTAs that advise commodity pools in which a Fund invests?  To the extent applicable, include in your response whether any of the limitations of Sections 17 are implicated by the trading companies’ structure.

Response.  The Funds’ investment adviser and TBG are not “affiliated persons” of each other, as such term is defined in section 2(a)(3) of the 1940 Act.  As noted in the prospectus under “Portfolio Managers,” Richard Bornhoft, chief investment officer of the investment adviser is the owner of 70% of TBG, for which he also serves as chief executive officer.  TBG holds a 20% non-voting interest in the investment adviser and therefore TBG and the investment adviser are not under common control of Mr Bornhoft.  The investment adviser nor the Funds will be “affiliated persons” or “affiliated persons of such persons” of any entity that serves as the CTA or CPO of a trading company in which a Fund invests.

(d)

Consider revising the discussion regarding each managed futures trading program of a commodity trading adviser to concisely and clearly describe such program consistent with “plain English” principles..  To the extent applicable disclose any limitation on the types of commodities, instruments or sectors that a trading company will utilize.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

(e)

Will a Fund invest, directly or indirectly, more than 25% of its assets in a single trading company.

Response:  No.  The Fund will qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended and, accordingly, the Fund may not investment more than 25% of its assets in any single issuer including a trading company (other than government securities and other investment companies).

(f)

For the purpose of financial reporting requirements of Regulation S-X and consolidation requirements thereunder, (i) will a Fund control a trading company, and (ii)(a) will such Fund consolidate the trading company into the Fund’s financial statements, and (b )will consolidation of a trading company into a Fund’s financial statements impact a Fund’s compliance with the 1940 Act and the rules and regulation thereunder?

Response:

(i) No Fund will “control” a trading company in which it invests and, accordingly, a trading company’s financial statements woul not be consolidated into the financial statements of a Fund that invests in LLC interests of the trading company.3  See the response to Comment 15(a) above for a discussion of the structure of a trading company.  For the following reasons a Fund will not “control” or have a controlling influence over the management or policies of a trading company regardless of the amount of outstanding LLC interests a Fund owns:

1.

With respect to a trading company, a Fund may only purchase LLC interests or redeem LLC interests and the trading company operating agreement does not afford investors the right or ability to engage in any other activity with a trading company.

2.

The Fund does not have any voting power with respect to a Fund because the trading company LLC interests are not voting securities.  In no event would voting rights arise because of changes to the management of a trading company.  In the event the managing member or the CTA resign or otherwise are removed from a position, the trading company’s operating agreement provides for liquidation.

3.

As a member of a trading company, the Fund has no ability to effect a change in a trading company’s managing member or CTA or to make any changes to the operating agreement.

4.

As a member of a trading company or otherwise, the Fund has no ability to provide instructions to the managing member or CTA or effect operations of the trading company, including the trading company’s subscription process.  Neither the Fund nor its Adviser has the ability to determine which investors may purchase LLC interests of a trading company.

(ii) Further, the consolidation of a trading company into a Fund’s financial statements appears inappropriate with generally accepted accounting principles and the requirements of Regulation S-X.  Under U.S. GAAP, an investment company is not permitted to consolidate a non-investment company entity in which it invests.  Further, Regulation S-X, Rule 6-03(c)(1) also precludes consolidation by a registered investment company of any entity other than another investment company.

Moreover, consolidation of a trading company into a Fund’s financial statements would not provide Fund shareholders and prospective investors with useful information in assessing a Fund’s financial performance.  Rather, the Registrant believes that reporting Fund holdings, including trading company interests, at its fair value is more appropriate and provides shareholders with information on a Fund’s performance, changes in the fair value of its holdings and any resulting profit or loss from its investment activities.  Consolidation would obscure and distort a Fund’s financial position and performance results because it would include the financial position, operations and cash flows of the trading company, rather than that of the Fund.

Finally, consolidation would create an inconsistency between a Fund’s total assets, liabilities, net assets and net asset value per share (at which shares are sold and redeemed) based on fair value as required under the 1940 Act and a Fund’s total assets, liabilities, net assets and net asset value per share on a consolidated basis.  This would create shareholder and investor confusion with respect to a Fund’s financial position.  Consolidation would show the leverage inside the trading company as the Fund’s own and imply that the Fund is more risky than it actually is or that a Fund direct ownership of futures contracts.

16.

Consistent with the Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Derivatives Letter”), describe the specific derivative instruments in which the Fund will invest and provide corresponding risk disclosure on such instruments.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

Prospectus Summary – Principal Investment Risks

17.

Provide risk disclosure with respect to portfolio turnover risk and regulatory risk to the extent that they are primary risks of a Fund.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

18.

Provide disclosure that the Fund may be riskier than an investment in a mutual fund that does not use a managed futures strategy.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.  In particular disclosure stating that the CPTC’s use of leverage will magnify the risk of loss which the Fund may experience; however, the Fund may only lose an amount equal to its investment in the CPTC.

Prospectus Summary – Portfolio Managers

19.

In the section entitled “Portfolio Managers,” provide only the portfolio managers’ name.

Response: Each of the prospectuses has been revised to reflect the Staff’s comment.

Prospectus – Other Comments

20.

Comments with respect to the Prospectus Summary should be reflected in the section entitled “Additional Information about Principal Investment Strategies and Related Risks.”

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

22.

Remove the notice of privacy policy from each Prospectus.

Response:  Each of the prospectuses has been revised to reflect the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

1.

Revise investment limitation regarding to industry concentration to reflect that a Fund will not concentrate in any one industry.

Response: The SAI has been revised to reflect the Staff’s comment.

2.

Under the section entitled “Leadership Structure and Responsibilities of the Board and Its Committees”, disclose whether or not the Trust has a designated lead independent trustee.

Response:  The SAI has been revised to reflect the Staff’s comment.

* * *

As counsel to the Trust, we reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act.  This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4009 or John P. Falco, Esq. at 215.981.4659.

Very truly yours,
/s/ John M. Ford
John M. Ford
cc:	Robert J. Enck, President, Equinox Funds Trust John P. Falco, Esq.

EQUINOX FUNDS TRUST
1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

August 9, 2011

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Mary A. Cole, Esq.
Re:	Equinox Funds Trust (the “Trust”) File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A filed with the Commission on April 6, 2011, respectively (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,
/s/ Philip Liu
Philip Liu
Secretary
Cc:	John M. Ford, Esq.

1 A “trading company” is an unaffiliated commodity pool typically organized as a limited liability company.

2 Section 18-303(a) of the Delaware Limited Liability Act provides that “the debts obligations and liabilities of a limited liability company, whether arising in contract, tort or otherwise, shall be solely debts, obligations and liabilities of the limited liability company, and no member or manager of a limited liability company shall be obligated personally for any such debt, obligation or liability of the limited liability company solely by reason of being a member or acting as a manager of the limited liability company.”

3 Rule 1-02 of Regulation S-X (regarding the form and content of financial statements) defines control as the  “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise.